                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1993

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to ________


Commission file number   0-16998
                         -------

A. Full title of the plan:


                              DRUG EMPORIUM, INC.
                             EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                               Powell, OH   43065

                              REQUIRED INFORMATION

     In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan, formerly known as the Employees Stock Purchase Plan, which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Independent Auditors' Report

     Statement of Net Assets Available
      for Plan Benefits

     Statement of Changes in Net Assets
      Available for Plan Benefits

     Notes to Financial Statements

     Schedules:

      Assets Held for Investment
      Transactions or Series of Transactions
       in Excess of 5% of the Current Value
       of Plan Assets

b)    Exhibits

     (24.1)  Independent Auditors' Consent
                  Ernst & Young


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 29, 1994           /s/ Jane H. Lagusch
      -------------           -------------------------------
                              Jane H. Lagusch, Vice President

                                      Audited Financial Statements
                                      and Schedules

                                      Drug Emporium, Inc.
                                      Employees 401(k) Plan

                                      YEARS ENDED DECEMBER 31, 1993 AND 1992
                                      WITH REPORT OF INDEPENDENT AUDITORS

                  Drug Emporium, Inc. Employees 401(k) Plan


                         Audited Financial Statements
                                and Schedules


                     Years ended December 31, 1993 and 1992




                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . .       1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits  . . . . . .       2
Statements of Changes in Net Assets Available for
Plan Benefits   . . . . . . . . . . . . . . . . . . . . . . . . .       3
Notes to Financial Statements   . . . . . . . . . . . . . . . . .       4

Schedules

Assets Held for Investment  . . . . . . . . . . . . . . . . . . .       7
Transactions or Series of Transactions in Excess of 5%
  of the Current Value of Plan Assets . . . . . . . . . . . . . .       8

                         Report of Independent Auditors

Participants of the
Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) (formerly the Drug Emporium, Inc. Employees Stock Purchase Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1992 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                /s/ Ernst & Young

June 23, 1994
Columbus, Ohio



                                             Drug Emporium, Inc. Employees 401(k) Plan

                                       Statements of Net Assets Available for Plan Benefits





                                                                             DECEMBER 31
                                                                        1993           1992
                                                                   -----------------------------
 ASSETS
 Investments (NOTES 4 AND 5)                                         $918,528         $866,990
 Receivables:
    Contributions from participants                                    15,128           17,092
 Accrued investment income                                                 24               74
                                                                   -----------------------------
                                                                       15,152           17,166
                                                                   -----------------------------
 Total assets                                                         933,680          884,156

 LIABILITIES
 Benefit claims payable                                                20,982           43,339
 Contributions due employees                                            1,645            1,314
                                                                   -----------------------------
 Total liabilities                                                     22,627           44,653
                                                                   -----------------------------
 Net assets available for plan benefits                              $911,053         $839,503
                                                                   =============================

SEE ACCOMPANYING NOTES.


                                             Drug Emporium, Inc. Employees 401(k) Plan

                                  Statements of Changes in Net Assets Available for Plan Benefits




                                                                       YEAR ENDED DECEMBER 31
                                                                       1993            1992
                                                                   -----------------------------
 ADDITIONS
 Contributions from participants                                     $397,255         $447,782
 Investment income                                                        771            5,238
                                                                   -----------------------------
                                                                      398,026          453,020

 DEDUCTIONS
 Distributions to retired and terminated participants                 202,394          105,612
 Net realized and unrealized depreciation in value of
   investments  (NOTE 4)                                              124,082          104,421
                                                                   -----------------------------
                                                                      326,476          210,033
                                                                   -----------------------------
 Net increase in net assets available for plan benefits                71,550          242,987
 Net assets available for plan benefits at beginning
   of period                                                          839,503          596,516
                                                                   -----------------------------
 Net assets available for plan benefits at end of period             $911,053         $839,503
                                                                   =============================

SEE ACCOMPANYING NOTES.

                  Drug Emporium, Inc. Employees 401(k) Plan

                        Notes to Financial Statements

                              December 31, 1993




1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Drug Emporium, Inc. Employees 401(k) Plan (the
Plan) (formerly the Drug Emporium, Inc. Employees Stock Purchase Plan) are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries (the Company).

INVESTMENTS

Investments are valued at fair value based on quoted market values.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by Drug Emporium, Inc.

2.  DESCRIPTION OF THE PLAN

The Plan is a stock purchase plan that provides retirement savings for employees who meet certain requirements as to age and length of service.

Employees who meet the eligibility requirements and elect to participate in the Plan make cash contributions based upon certain percentages of their monthly pay, as defined in the Plan Agreement. The Plan Administrator maintains an individual account for each participant for the allocation of contributions, earnings and losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account, for which payment is made directly by the Administrator. All amounts contributed by an individual participant are nonforfeitable.

The Company has the right to discontinue and terminate the Plan. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

Information about the Plan Agreement, the vesting and benefit provisions, the allocation provisions and the disposition of forfeitures is contained in a summary plan description. Copies of the summary plan description are available from the plan administrator.

                  Drug Emporium, Inc. Employees 401(k) Plan

3.  INCOME TAX STATUS

The Plan has submitted a request for tax status determination from the Internal Revenue Service (IRS). The IRS has not presently ruled on this request as the IRS is not currently ruling on stock bonus plans until there is further clarification of the changes imposed by the Tax Reform Act of 1986 by the Treasury Department. The Plan intends to resubmit for a ruling as soon as the IRS indicates it is accepting applications for this type of plan.

4.  INVESTMENTS

The Plan's investments are held by a trust fund administered by Merrill Lynch Trust Company. The following table presents the cost of the Plan's investments at December 31, 1993 and 1992 and the net realized and unrealized loss for the years then ended:


                                                                            NET REALIZED AND
                                                                         UNREALIZED LOSS FOR THE
                                                       COST AT                 YEAR ENDED
                                                     DECEMBER 31              DECEMBER 31
                                                 1993      1992           1993           1992
                                            ---------------------------------------------------------
Drug Emporium, Inc. common stock            $1,177,293     $1,068,505     $124,082       $104,421


Monitor Money Market II                          8,753         24,817         -              -
CMA Money Fund                                   6,529           -            -              -

The current value of individual investments that represent 5% or more of the Plan's assets as of December 31, 1993 is as follows:

Drug Emporium, Inc. common stock (190,157 shares at $4.75 per share) $903,246

At December 31, 1993, the market value of Drug Emporium, Inc. common stock was approximately $4.75 per share.

                  Drug Emporium, Inc. Employees 401(k) Plan

5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1993 the Plan owned 190,157 shares of the Company's common stock, 71,388 shares of which were purchased during the year ended December 31, 1992 for $433,695 and 64,508 shares of which were purchased during the year ended December 31, 1993 for $337,674. For the year ended December 31, 1993, 31,895 shares valued at $194,833 were distributed to participants who terminated from the Plan. The market value of the Company's common stock at December 31, 1993 and 1992 was based on quoted market values. Cash dividends received during the years ended December 31, 1993 and 1992 from the Company were $0 and $4,263, respectively.



                                             Drug Emporium, Inc. Employee 401(k) Plan

                                                    Assets Held for Investment

                                                         December 31, 1993


    FACE VALUE OR
      NUMBER OF                                                                          CURRENT
       SHARES                      IDENTITY                         COST                  VALUE
- - ---------------------------------------------------------------------------------------------------------
   8,753             Monitor Money Market II                       $    8,753           $   8,753

 190,157             Drug Emporium, Inc. common stock               1,177,293             903,246

   6,529             CMA Money Fund                                     6,529               6,529


                                             Drug Emporium, Inc. Employees 401(k) Plan

                                      Transactions or Series of Transactions in Excess of 5%
                                                of the Current Value of Plan Assets

                                                   Year ended December 31, 1993




                                            DESCRIPTION OF ASSET        PURCHASE        SELLING          COST OF
        IDENTITY OF PARTY INVOLVED                                       PRICE           PRICE            ASSET
 Category (i) - Individual transactions in a securities issue aggregating in excess of 5% of plan assets.
 -------------------------------------------------------------------------------------------------------

COMMON STOCK

 Goldman, Sachs & Co.                     Drug Emporium, Inc.        $  46,851           -                $  46,851
 Smith Barney, Harris Upham & Co.         Drug Emporium, Inc.           61,452           -                   61,452



Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets.
- - --------------------------------------------------------------------------------------------------------


 Drug Emporium, Inc.
   common stock                           10 purchases               337,674             -                337,674
                                          66 sales                         -       194,833                255,510



 Monitor Money Market II                  32 purchases               227,407             -                227,407
                                          22 sales                         -       243,471                243,471


 Monitor Money Market IX                 22 purchases               160,128              -                160,128
                                          9 sales                         -        160,128                160,128


   CURRENT VALUE          NET
    OF ASSET ON          GAIN
 TRANSACTION DATE       (LOSS)
- - ---------------------------------



   $  46,851            $   -

      61,452                -



     337,674                -
     255,510           (60,677)

     227,407                -
     243,471                -

     160,128                -
     160,128                -

There were no Category (ii) or (iv) transactions or series of transactions in excess of 5% of plan assets which occurred during
- - -------------------------------------------------------------------------------------------------------------------------------
1993.
- - -----





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